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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY



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JOYCE SARSIK,                                       :
                                                    :
                  Plaintiff,                        :         C.A. No.:  19237
                                                    :
         v.                                         :
                                                    :
ROBERT K. GREEN; RICHARD C. GREEN, JR.;             :
KEITH G. STAMM; UTILICORP UNITED INC.;              :
and AQUILA, INC.,                                   :
                                                    :
                  Defendants.                       :
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                                    COMPLAINT

     Plaintiff alleges upon information and belief, except to paragraph 1 which is alleged upon personal knowledge, as follows:

                                   THE PARTIES

     1. Plaintiff is the owner of shares of the common stock of Aquila, Inc. ("Aquila" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Aquila is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 1100 Walnut Street, Kansas City, Missouri. Aquila is a wholesale energy risk merchant that markets and trades commodities including natural gas, electricity, weather, coal, bandwidth capacity, and emission allowances.

     3. Defendant Utilicorp United Inc. ("Utilicorp") is a Delaware corporation with its principal executive offices located in Kansas City, Missouri. Utilicorp is a multinational energy solutions provider.

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Utilicorp owns about 80% of Aquila by virtue of its ownership of all of the
Company's Class B common stock. Moreover, Utilicorp's Class B shares give it approximately 98% of the Company's voting power. By virtue of its controlling stake, Utilicorp is in a fiduciary relationship with plaintiff and the other public stockholders of Aquila, and owes them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

     4. Defendant Robert K. Green ("Robert Green") is and at all relevant times has been Chairman of the Board of Directors of Aquila. Robert Green also serves as President and Chief Operating Officer of Utilicorp.

     5. Defendant Richard C. Green, Jr. ("Richard Green") is and at all relevant times has been a director of Aquila. Richard Green is also Chief Operating Officer and Chairman of the Board of Utilicorp.

     6. Defendant Keith G. Stamm ("Stamm") is and at all relevant times has been Chief Executive Officer and a director of Aquila. Stamm also serves as a Senior Vice President of Utilicorp.

     7. By reason of the Individual Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with plaintiff and the other public stockholders of Aquila, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

     8. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all shareholders of Aquila Class A common stock, or their successors in interest, who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     9.  This action is properly maintainable as a class action.

     10. The Class is so numerous that joinder of all members is impracticable. There are approximately 20 million shares of Aquila Class A common stock outstanding owned by hundreds if not thousands of public shareholders.




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     11. There are questions of law and fact which are common to the Class, including, INTER ALIA, the following:

          (a) whether defendants have improperly engaged in a course of conduct designed to benefit Utilicorp at the expense of Aquila Class A public stockholders; and

          (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated.

     12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     13. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     14. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

     15. On or about April 24, 2001, Utilicorp spun Aquila off in an initial public offering (the "IPO") which was completed on or about April 27, 2001. Approximately 20 million shares of Aquila Class A common stock were sold to the public at a price of $24.00 per share. Utilicorp retained 100% of the Company's Class B common stock, giving it 80% ownership of the Company and approximately 98% of the Company's voting power. Class B common stock is entitled to 10 votes per share and Class A common stock is entitled to one vote per share on all corporate matters.

     16. Since the IPO, the market price of Aquila common stock has slowly been eroded. After trading at levels in excess of $30.00 per share several days after the IPO, Aquila Class A common stock closed at $17.99 per share on November 6, 2001.



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     17. On November 7, 2001, seeking to take advantage of the Company's depressed stock price, Utilicorp announced that it was commencing an exchange offer for all of the publicly held Class A shares of Aquila. Under the terms of the proposed exchange offer, Class A holders will receive 0.6896 shares of Utilicorp common stock for each Aquila Class A share. Based upon Utilicorp's closing price of $30.00 per share on November 6, 2001, the proposed exchange offer values Aquila Class A common stock at only $20.68 per share.

     18. Utilicorp has timed the proposal in order to capture for itself the Company's future potential without paying an adequate or fair price to the Company's public shareholders. Aquila common stock price is currently depressed and Utilicorp is seeking to take advantage of the depressed price. Aquila Class A common stock traded in excess of the offering price as recently as October 26, 2001.

     19. Utilicorp has timed the announcement of the proposed buyout to place an artificial lid on the market price of Aquila Class A stock so that the market would not reflect Aquila's improving potential, thereby purporting to justify an unreasonably low price.

     20. Utilicorp has access to internal financial information about Aquila, its true value, expected increase in true value, and the benefits of 100% ownership of Aquila to which plaintiff and the Class members are not privy. Utilicorp is using such inside information to benefit itself in this proposed transaction, to the detriment of Aquila's public stockholders.

     21. Utilicorp has clear and material conflicts of interest and is acting to better its own interests at the expense of Aquila's Class A public shareholders. Utilicorp has voting control of the Company and controls its proxy machinery. Utilicorp has selected and controls all of the Company's directors, who are beholden to Utilicorp for their offices and the valuable perquisites which they enjoy therefrom. All of the Company's directors are Utilicorp executive officers.

     22. Utilicorp is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Utilicorp and the Individual Defendants have breached and are breaching their fiduciary duties to the members o the Class.

     23. Unless the proposed exchange offer is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     24. Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:



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          A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

          B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

          C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

          D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

          E. Awarding plaintiff the cost of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees;

          F. Granting such other and further relief as this Court may deem just and proper.

                                       ROSENTHAL, MONHAIT, GROSS
                                          & GODDESS, P.A.

                                       By:  /s/ Carmella P. Keener
                                           --------------------------------
                                           Suite 1401, Mellon Bank Center
                                           P.O. Box 1070
                                           Wilmington, DE  19899
                                           (302) 656-4433

OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA  19004
(610) 667-7706




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